FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 30, 2011

FAIRFAX ANNOUNCES ADDITIONAL ACQUISITION OF INTERNATIONAL FOREST PRODUCTS SHARES

TORONTO, ON, August 16, 2011 -- Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announced today that it has acquired, through its subsidiaries, 366,000 Class A shares of International Forest Products Ltd., bringing its total holdings in the company to 10,338,900 Class A shares or approximately 18.85% of the total Class A shares outstanding.  The shares were purchased through the facilities of the Toronto Stock Exchange for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional International Forest Product shares from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946